Exhibit 23



          Consent of Independent Registered Public Accounting Firm



To the Compensation Committee of the
Con-way Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements (Nos. 333-92399 and 333-102749 on Form S-8) of Con-way Inc. of our report dated June 12, 2006, with respect to the statements of net assets available for benefits of the Menlo Worldwide Forwarding, Inc. Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005 and the related supplemental schedule - schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Menlo Worldwide Forwarding, Inc. Savings Plan.


                                 /s/ KPMG LLP



Portland, Oregon
June 22, 2006